FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of
1934

May 9th , 2005

NOVA MEASURING INSTRUMENTS LTD.

Building 22 Weitzmann Science Park, Rehovoth
P.O.B 266

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.

Attached hereto and incorporated by way of reference herein the Registrants notice regarding 2005 First Quarter Results

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

May 9th , 2005	Nova Measuring Instruments Ltd Nova Measuring Instruments Ltd (the "Registrant") BY: /S/ Chai Toren —————————————— Chai Toren Chief Financial Officer

Company Contact:	Investor relations Contacts:
Chai Toren, CFO and Vice President Finance	Ehud Helft / Kenny Green
Nova Measuring Instruments Ltd.	GK International Investor Relations
Tel: 972-8-938-7505	Tel: +1-866-704-6710
E-mail: info@nova.co.il	E-mail : Ehud@gk-biz.com
http://www.nova.co.il	Kenny@gk-biz.com

Company Press Release

NOVA MEASURING INSTRUMENTS ANNOUNCES
2005 FIRST QUARTER RESULTS

Rehovoth, Israel, – May 9, 2005 – Nova Measuring Instruments, Ltd. (Nasdaq: NVMI), the market leader in integrated measurement and process control for the semiconductor industry, today reported results for the first quarter of 2005.

Total revenues for the first quarter of 2005 were $4.6 million, a 49% decrease over revenues of $9.2 million reported for the first quarter of 2004 and a 57% sequential decrease over revenues of $10.8 million reported for the fourth quarter of 2004.

The Company reported a gross profit of $1.0 million compared with gross profit of $4.1 million for the first quarter of 2004 and gross profit of $5.0 million for the previous quarter. Gross margin for the first quarter of 2005 was 22% compared with 44% for the first quarter of 2004 and 46% for the previous quarter.

Research and development expenses were $2.9 million for the first quarter of 2005 (63% of revenues) compared with $2.1 million (23% of revenues) in the first quarter of 2004, and $2.4 million (22% of revenues) in the fourth quarter of 2004.

Sales and marketing expenses were $1.7 million (37% of revenues) compared with $1.5 million (16% of revenues) in the first quarter of 2004, and $1.9 million (18% of revenues) in the fourth quarter of 2004.

General and Administrative expenses were $0.7 million (15% of revenues) in the first quarter of 2005, compared with $0.5 million (5% of revenues) in the first quarter of 2004 and $0.6 million (6% of revenues) during the previous quarter.

Operating loss was $4.3 milion, compared with operating loss of $21 thousand for the first quarter of 2004 and operating profit of $7 thousand in the previous quarter.

Loss was $4.1 million or $0.27 per share, compared with a net profit of $69 thousand for the first quarter of 2004 and net profit of $0.2 million, or $0.01 per share, for the fourth quarter of 2004.

Cash and cash equivalents, short term and long term, bank deposits and held to maturity securities, at the end of the first quarter of 2005 stood at $28.2 million, a decrease of $2.6 million compared to that of the previous quarter.

Dr. Giora Dishon, President & CEO of Nova commented, “Overall, as we discussed in the guidance provided on April 12, the sharp decrease in the first quarter over previous quarters is as a result of the general slowdown that the industry is currently experiencing. This has affected us through several push-outs, delays of customers’ orders, and deliveries that were not recognized as revenues during the quarter. Furthermore, the one-quarter delay in the introduction of our new product, the NovaScan 3090, also contributed to the revenue shortfall.”

Dr. Dishon continued, “As we previously announced, we have taken some significant cost cutting measures to realign our cost structure that included more than a 10% headcount reduction. This, combined with the expected growth in revenues over the coming quarters, will enable us to return to profitability. We expect to resume revenue growth due to the proliferation of our new NovaScan 3090 in the Copper-CMP and Optical CD markets. Despite the reduction in our expenses, we remain fully dedicated to continuing our investment in the next generation metrology systems.”

Dr. Dishon concluded, “In its April 2005 report, Dataquest projected a 13% growth in 2005 with respect to the thin film metrology market. With our offering of new products with enhanced measurement capabilities, we expect a very large market opportunity when market conditions improve. With our strong cash position, we feel that we have the financial resources to manage through this downturn.”

The Company will host a conference call today, May 9, 2005, at 9:00am EST. To participate please dial in the U.S: 1-866-860-9642 or internationally: +972-3-918-0610 at least 5 minutes before the start of the call. A conference call presentation will be available for download on the company’s website www.nova.co.il, before and during the call.

About Nova
Nova Measuring Instruments Ltd. develops, designs and produces integrated process control systems in the semiconductor manufacturing industry. Nova provides a broad range of integrated process control solutions that link between different semiconductor processes and process equipment. The Company’s website is www.nova.co.il.

This press release may contain forward-looking statements, including statements related to anticipated growth rates, manufacturing capacity and tax rate. Actual results may differ materially from those projected due to a number of risks, including changes in customer demands for our products, new product offerings from our competitors, changes in or an inability to execute our business strategy, unanticipated manufacturing or supply problems, or changes in tax requirements. Nova cannot guarantee future results, levels of activity, performance or achievements. The matters discussed in this press release also involve risks and uncertainties summarized under the heading “Risk Factors” in Nova’s Form F-1 filed with the Securities and Exchange Commission on April 9, 2000. These factors are updated from time to time through the filing of reports and registration statements with the Securities and Exchange Commission. Nova Measuring Instruments Ltd. does not assume any obligation to update the forward-looking information contained in this press release.

(Tables to Follow)

NOVA MEASURING INSTRUMENTS LTD.
CONSOLIDATED STATEMENT OF OPERATIONS
(U.S. dollars in thousands, except per share data)

	Three months period ended
	March 31, 2005	December 31, 2004
	(unaudited)

REVENUES
Product sales	3,363	9,353
Services	1,273	1,452

	4,636	10,805

COST OF REVENUES
Product sales	2,067	4,056
Services	1,571	1,782

	3,638	5,838

GROSS PROFIT	998	4,967

OPERATING EXPENSES
Research & Development expenses, net	2,917	2,370
Sales & Marketing expenses	1,710	1,948
General & Administration expenses	711	642

	5,338	4,960

OPERATING PROFIT (LOSS)	(4,340)	7

INTEREST INCOME	193	180

PROFIT (LOSS) FOR THE PERIOD	(4,147)	187

EARNINGS (LOSS) PER SHARE	(0.27)	0.01

Comment:
Shares for calculation of earnings per share
Basic	15,339	15,309

Diluted	15,930	15,979

NOVA MEASURING INSTRUMENTS LTD.
CONSOLIDATED STATEMENT OF OPERATIONS
(U.S. dollars in thousands, except per share data)

	Three months period ended
	March 31, 2005	March 31, 2 0 0 4
	(unaudited)

REVENUES
Product sales	3,363	7,471
Services	1,273	1,701

	4,636	9,172

COST OF REVENUES
Product sales	2,067	3,605
Services	1,571	1,502

	3,638	5,107

GROSS PROFIT	998	4,065

OPERATING EXPENSES
Research & Development expenses, net	2,917	2,126
Sales & Marketing expenses	1,710	1,503
General & Administration expenses	711	457

	5,338	4,086

OPERATING LOSS	(4,340)	(21)

INTEREST INCOME	193	90

PROFIT (LOSS) FOR THE PERIOD	(4,147)	69

EARNINGS (LOSS) PER SHARE	(0.27)	-

Comments:
1. Employee Stock Based Compensation expenses	-	122

2. Shares for calculation of earnings (loss) per share
Basic	15,339	15,206

Diluted	15,930

NOVA MEASURING INSTRUMENTS LTD.
CONSOLIDATED BALANCE SHEET
(U.S. dollars in thousands)

	As of March 31, 2005	As of December 31, 2004
	(unaudited)

CURRENT ASSETS
Cash and cash equivalents	8,843	12,171
Short-term interest-bearing deposits	1,993	1,916
Held to maturity securities	5,716	5,280
Trade accounts receivable	3,469	7,461
Inventories	5,824	5,239
Other current assets	1,039	1,169

	26,884	33,236

LONG-TERM ASSETS
Long-term interest-bearing bank deposits	3,101	2,145
Held to maturity securities	8,581	9,292
Other long term assets	389	382
Severance pay funds	2,169	2,288
Fixed assets, net	2,086	2,119

	16,326	16,226

	43,210	49,462

CURRENT LIABILITIES
Trade accounts payable	4,392	5,016
Other current liabilities	5,007	6,389

	9,399	11,405

LONG-TERM LIABILITIES
Liability for employee termination benefits	2,907	3,075
Deferred Income	319	369
Other long-term liability	138	145

	3,364	3,589

SHAREHOLDERS' EQUITY
Share capital	46	46
Additional paid- in capital	73,495	73,333
Accumulated other comprehensive income (loss)	(28)	8
Accumulated deficit	(43,066)	(38,919)

	30,447	34,468

	43,210	49,462